Filed Pursuant to Rule 424(b)(5)

Registration No. 333-284976

PROSPECTUS

Up to 31,247,383 Shares of Common Stock

This prospectus relates to (i) the offer and resale or other disposition from time to time by certain of the selling stockholders identified in this prospectus of (a) up to 8,053,565 shares of our common stock (the “Conversion Shares”), par value $0.001 per share, issuable upon the conversion of shares of our Series C convertible preferred stock, par value $0.001 per share (the “Series C Preferred Stock”), and (b) up to 440,583 shares (the “Subject Warrant Shares”) of our common stock issuable upon the exercise of certain warrants (the “Subject Warrants”); and (ii) the offer and resale or other disposition from time to time by certain of the selling stockholders identified in this prospectus of up to 919,132 shares of our common stock (the “Subject Note Shares”) that may be issued upon the conversion of the 20% OID Senior Secured Promissory Notes (the “Subject Notes”) that we issued on April 4, 2025. This prospectus also relates to the resale from time to time of shares of our common stock issued pursuant to the equity line of credit (“ELOC”) established under the a common stock purchase agreement (the “ELOC Purchase Agreement”) that we entered into with Seven Knots, LLC (“Seven Knots”) on June 26, 2024 of our common stock in an offering amount of up to $23.8 million, representing 21,834,103 shares of common stock based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5% discount, that we may issue to Seven Knots under the ELOC Purchase Agreement (the “ELOC Shares”).

We are registering the resale of the shares of common stock covered by this prospectus pursuant to the selling stockholders’ registration rights under (i) the Registration Rights Agreement, dated July 22, 2024, by and among us and the PIPE Tranche I Investors (as defined below), (ii) the Registration Rights Agreement, dated July 29, 2024, by and among us and the PIPE Tranche II Investors (as defined below), (iii) the Subject Notes, and (iv) the ELOC Purchase Agreement.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock. However, we may receive (i) up to approximately $0.2 million from the exercise of the Subject Warrants for cash; and (ii) up to $23.8 million from sales of ELOC Shares to Seven Knots. We have received aggregate gross proceeds of $11.2 million from the issuance of 342,900 shares of common stock under the ELOC Purchase Agreement through the date of this prospectus. We have agreed to bear the expenses in connection with the registration of the resale of the shares of common stock to be offered by this prospectus by the selling stockholders except for any underwriting discounts and commissions or transfer taxes relating to the sale of common stock, which will be borne by the selling stockholders.

Our registration of the shares on behalf of the selling stockholders does not mean that any of the selling stockholders will offer or sell any of their shares of common stock. We cannot predict when, or in what amounts, the selling stockholders may sell their shares of common stock. Sales of the shares of common stock by the selling stockholders may occur in one or more transactions at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, and/or at varying prices determined at the time of sale. The selling stockholders may sell their shares of common stock directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section of this prospectus titled “Plan of Distribution.”

Our common stock is traded on The Nasdaq Capital Market under the symbol “WINT”. The last reported sale price of our common stock on The Nasdaq Capital Market on April 24, 2025 was $1.17 per share.

On February 14, 2025, we filed a certificate of amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 1-for-50 reverse stock split (the “Reverse Stock Split”) of the outstanding shares of the Company’s common stock. Our stockholders previously approved the Reverse Stock Split and granted the Company’s board of directors the authority to determine the exact split ratio and when to proceed with the Reverse Stock Split at the Company’s special meeting of stockholders held on February 3, 2025. The Reverse Stock Split became effective on February 20, 2025 at 5:00 p.m., Eastern Time and our common stock began trading on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis on February 21, 2025 at market open under the existing ticker symbol, “WINT.” Pursuant to the Reverse Stock Split, every 50 shares of the Company’s issued and outstanding common stock was combined into one share of common stock. The par value and other terms of the common stock were not affected by the Reverse Stock Split. No fractional shares were issued as a result of the Reverse Stock Split.

All financial information, share numbers, option numbers, warrant numbers, other derivative security numbers, and exercise prices appearing in this prospectus have been adjusted to give effect to the Reverse Stock Split, except where otherwise stated.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and the documents incorporated by reference herein.

Investing in our common stock involves a high degree of risk. You should consider carefully the “Risk Factors” beginning on page 9 of this prospectus and under similar headings in any amendment or supplement to this prospectus and in any other documents incorporated by reference into this prospectus, before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2025.

ABOUT THIS PROSPECTUS

The registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment or supplement thereto.

You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein or therein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date. We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. You should read the entire prospectus, any amendments or supplements, and the information incorporated by reference in this prospectus carefully. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. We have not, and the selling stockholders have not, authorized anyone to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

In addition, while we believe the industry, market and competitive position data included in this prospectus, including the information incorporated by reference herein, is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors. These factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Unless the context otherwise requires, references in this prospectus to “Windtree,” “Windtree Therapeutics,” the “Company,” “we,” “our,” and “us” refer to Windtree Therapeutics, Inc., a Delaware corporation, and our consolidated subsidiaries.

We use “Windtree Therapeutics,” as our trademark, and we have been granted a trademark or have a trademark application on file with the United States Patent and Trademark Office. All trademarks or trade names referred to in this prospectus and the documents incorporated by reference herein are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus and the documents incorporated by reference herein are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us, by any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus (including our financial statements) and the exhibits to the registration statement of which this prospectus is a part.

Overview

We are a biotechnology company focused on advancing early and late-stage innovative therapies for critical conditions and diseases. Our portfolio of product candidates includes istaroxime, a Phase 2 candidate that inhibits the sodium-potassium ATPase and also activates sarco endoplasmic reticulum Ca2+ -ATPase 2a, or SERCA2a, for acute heart failure and/or associated cardiogenic shock; preclinical SERCA2a activators for heart failure; rostafuroxin for the treatment of hypertension in patients with a specific genetic profile; and a preclinical atypical protein kinase C iota, or aPKCi, inhibitor (topical and oral formulations), being developed for potential application in rare and broad oncology indications. We also have a licensing business model with partnership out-licenses currently in place.

In addition, in January 2025, we launched a new corporate strategy to become a revenue generating biotech company through acquisitions of small companies and their FDA-approved products while the Company continues to progress its cardiovascular and oncology development pipeline. The Company will seek acquisition targets to achieve the Company’s new corporate strategy. We believe there is an opportunity in the market: the acquisition of small companies with FDA-approved products from the many small biotech companies that struggle to maximize their commercialization potential. To capitalize on this opportunity, we plan to become a parent company acquiring strategic subsidiaries with FDA-approved products. The Company’s management team has commercialization expertise in both large pharmaceutical and small biotech companies across multiple therapeutic areas, potentially enabling them to leverage synergies and optimize commercial performance across future subsidiaries. The Company will seek to use equity to acquire subsidiaries. The number of deals, if any, over time will depend upon the valuation and growth potential of the subsidiary companies.

Our lead product candidate, istaroxime, is a first-in-class, dual-mechanism agent being developed to increase blood pressure and improve cardiac function in patients with cardiogenic shock and to improve cardiac function in patients with acute heart failure, or AHF, and reverse the hypotension and hypoperfusion associated with heart failure that deteriorates to cardiogenic shock. Istaroxime demonstrated significant improvement in both systolic and diastolic aspects of cardiac function and was generally well tolerated in four Phase 2 clinical trials. Istaroxime has been granted Fast Track designation for the treatment of AHF by the U.S. Food and Drug Administration, or FDA. Based on the profile observed in our Phase 2 clinical studies in AHF, where istaroxime significantly improved cardiac function and systolic blood pressure, or SBP, in acute decompensated heart failure patients and had a favorable renal profile, we initiated a Phase 2 global clinical study, or the SEISMiC Study, to evaluate istaroxime for the treatment of early cardiogenic shock (Society for Cardiovascular Angiography and Interventions, or SCAI, Stage B shock), a severe form of AHF characterized by very low blood pressure and risk for hypoperfusion to critical organs and mortality. In April 2022, we announced our observations in the SEISMiC Study that istaroxime rapidly and significantly increased SBP while also improving cardiac function and preserving renal function. We believe that istaroxime has the potential to fulfill an unmet need in early and potentially more severe cardiogenic shock. We further believe that the data from the SEISMiC Study supports continued development in both cardiogenic shock and AHF. In September 2024, we announced positive topline results from our Phase 2b SEISMiC Extension Study, or the SEISMiC Extension, which demonstrated that istaroxime infused intravenously significantly improves cardiac function and blood pressure without increasing heart rate or clinically significant cardiac rhythm disturbances. Additionally, we have initiated a study in more severe SCAI Stage C cardiogenic shock, or the SEISMiC C Study, to evaluate the safety and efficacy of istaroxime in cardiogenic shock patients who are also receiving standard of care rescue therapy for shock. The SEISMiC C Study is expected to enroll up to 100 subjects with SCAI Stage C cardiogenic shock with enrollment anticipated to be completed in Q1 2026. An unblinded review of the data from the first 20 subjects is planned to take place in Q3 2025. Our ability to complete this study with its intended sample size is dependent upon our ability to secure adequate resourcing for the program through financing efforts or business development activities.

Our heart failure cardiovascular portfolio also includes other SERCA2a activators. One family of compounds has the dual mechanism of action that includes inhibition of the sodium-potassium ATPase as well as activation of SERCA2a. The other family of compounds are considered selective SERCA2a activators and are devoid of activity against the sodium-potassium ATPase. This research program is evaluating these preclinical product candidates, including oral and intravenous SERCA2a activator heart failure compounds. These candidates would potentially be developed for both acute decompensated and chronic out-patient heart failure. In addition, our cardiovascular drug product candidates include rostafuroxin, a novel product candidate for the treatment of hypertension in patients with a specific genetic profile. We are pursuing potential licensing arrangements and/or other strategic partnerships and do not intend to advance the development of rostafuroxin without securing such an arrangement or partnership.

Our cardiovascular assets and programs are associated with a regional licensed partnership with Lee’s Pharmaceutical (HK) Ltd., or Lee’s (HK), for the development and commercialization of our product candidate, istaroxime, in Greater China. In addition to istaroxime, the agreement also licenses our preclinical next-generation dual mechanism SERCA2a activators, and rostafuroxin. In addition, we are supporting the efforts of Lee’s (HK) in starting a Phase 3 trial in AHF with istaroxime.

On April 2, 2024, we entered into an Asset Purchase Agreement, or the Asset Purchase Agreement, with Varian Biopharmaceuticals, Inc., or Varian. Pursuant to the Asset Purchase Agreement, we purchased all of the assets of Varian’s business associated with a license agreement, dated as of July 5, 2019, by and between Varian and Cancer Research Technology Limited, or the Licence Agreement, which includes the Licence Agreement, all rights in molecules and compounds subject to the Licence Agreement, know-how and inventory of drug substance, or the Transferred Assets. The Transferred Assets include a novel, potential high-potency, specific, aPKCi inhibitor with possible broad use in oncology as well as certain rare malignant diseases. The asset platform includes two formulations (topical and oral) of an aPKCi inhibitor. We plan to advance investigational new drug enabling activities and are in the process of determining the expected clinical development plan for the platform.

We have incurred operating losses since our incorporation on November 6, 1992. For the years ended December 31, 2024 and 2023, we had operating losses of $26.1 million and $20.6 million, respectively. As of December 31, 2024, we had an accumulated deficit of $846.6 million. To date, we have financed our operations primarily through private placements and public offerings of our common and preferred stock and borrowings from investors and financial institutions. As of December 31, 2024, we had cash and cash equivalents of $1.8 million and current liabilities of $5.7 million. We expect to continue to incur significant research and clinical development, regulatory and other expenses as we (i) continue to develop our product candidates; (ii) seek regulatory clearances or approvals for our product candidates; (iii) conduct clinical trials on our product candidates; and (iv) manufacture, market and sell any product candidates for which we may obtain regulatory approval.

Our ability to advance our development programs is dependent upon our ability to secure additional capital in both the near and long-term, through public or private securities offerings; convertible debt financings; and/or potential strategic opportunities, including licensing agreements, drug product development, marketing collaboration arrangements, pharmaceutical research cooperation arrangements, and/or other similar transactions in geographic markets, including the United States (“U.S.”), and/or through potential grants and other funding commitments from U.S. government agencies, in each case, if available. We have engaged with potential counterparties in various markets and will continue to pursue non-dilutive sources of capital as well as potential private and public securities offerings. There can be no assurance, however, that we will be able to identify and enter into public or private securities offerings on acceptable terms and in amounts sufficient to meet our needs or qualify for non-dilutive funding opportunities under any grant programs sponsored by U.S. government agencies, private foundations, and/or leading academic institutions, or identify and enter into any strategic transactions that will provide the additional capital that we will require. If none of these alternatives is available, or if available and we are unable to raise sufficient capital through such transactions, we potentially could be forced to limit or cease our development activities, as well as modify or cease our operations, either of which would have a material adverse effect on our business, financial condition, and results of operations.

Background of Related Transactions

Private Placement of Preferred Shares and Subject Warrants

On July 22, 2024, we consummated the first tranche of a private placement in which we issued and sold 16,099 shares of our Series C Preferred Stock and Subject Warrants to purchase up to 68,813 shares of our common stock, pursuant to the Securities Purchase Agreement, dated July 18, 2024 (the “PIPE Tranche I Purchase Agreement”), by and among us and the investors party thereto (the “PIPE Tranche I Investors”), for aggregate proceeds to us of approximately $12.9 million, of which $9.5 million was paid through the cancellation and extinguishment of certain holders’ (x) outstanding principal amount, conversion/exchange premiums and all accrued interest and dividends thereon under our (i) 10% senior convertible notes due January 2025, (ii) senior secured notes due June 2025, (iii) senior unsecured promissory notes due July 2025, (iv) senior secured notes due July 2025, and (y) 5,500 shares of our Series B Convertible Preferred Stock, par value $0.001 per share.

On July 29, 2024, we consummated the second tranche of a private placement in which we issued and sold 1,250 Preferred Shares and Subject Warrants to purchase up to 5,348 shares of our common stock, pursuant to the Securities Purchase Agreement, dated July 26, 2024 (the “PIPE Tranche II Purchase Agreement” and, together with the PIPE Tranche I Purchase Agreement, the “PIPE Purchase Agreements”), by and among us and the investor party thereto (the “PIPE Tranche II Investor” and, together with the PIPE Tranche I Investors, the “PIPE Investors”), for aggregate cash proceeds to us of approximately $1.0 million. We refer to such transactions collectively as the “Private Placement.”

We have also issued 191 Preferred Shares and Subject Warrants to purchase up to 1,418 shares of our common stock as additional compensation to our placement agent in connection with the Private Placement.

The terms of the Series C Preferred Stock are as set forth in the Certificate of Designations of the Series C Convertible Preferred Stock (the “Series C Certificate of Designations”) which was filed and became effective with the Secretary of State of the State of Delaware on July 19, 2024. Under the Series C Certificate of Designations, each holder of Series C Preferred Stock may convert all, or any part, of the outstanding Series C Preferred Stock, at any time at such holder’s option, into shares of our common stock at an initial conversion price of $187, which is subject to adjustment as provided in the Series C Certificate of Designations. As of April 24, 2025, the conversion price of the Series C Preferred Stock is $1.10, as a result of adjustments provided in the Series C Certificate of Designations.

The Subject Warrants have an initial exercise price of $205.50 per share, subject to adjustment as provided in the warrant agreement, became exercisable on the six month and one day anniversary of the issuance date, and will expire on the fifth anniversary of such initial exercisability date. As of April 24, 2025, the conversion price of the Subject Warrants is $1.10, as a result of adjustments provided in the warrant agreement.

Under the applicable rules and regulations of The Nasdaq Stock Market (“Nasdaq”), our ability to issue shares of common stock upon the conversion of the Preferred Shares and exercise of the Subject Warrants was subject to certain limitations set forth in Series C the Certificate of Designations and the Subject Warrants, until we obtained stockholder approval to issue more than 19.99% of our outstanding shares of common stock upon conversion of the Preferred Shares and exercise of the Subject Warrants. We obtained such stockholder approval at our 2024 annual meeting of stockholders on September 24, 2024.

For additional information on each of the first and second tranche of the Private Placement, including additional terms of the Series C Preferred Stock and Subject Warrants, please see our Current Reports on Form 8-K filed with the SEC on July 22, 2024 and July 29, 2024, respectively.

ELOC Purchase Agreement

On June 26, 2024, we entered into the ELOC Purchase Agreement with Seven Knots, pursuant to which Seven Knots has agreed to purchase from us, from time to time, in our sole discretion, in accordance with the terms thereof, shares of our common stock having a total maximum aggregate purchase price of $35.0 million, upon the terms and subject to the conditions and limitations set forth in the ELOC Purchase Agreement. The purchase price to be paid by Seven Knots for the ELOC Shares will be the lesser of 95% of (i) the daily volume weighted average price of our common stock for the five trading days immediately preceding the date on which Seven Knots receives our purchase notice and (ii) the lowest trading price of a share of common stock during the full trading day immediately following Seven Knots’ receipt of a purchase notice (such notice, the “Fixed Purchase Notice,” and such date that Seven Knots receives a Fixed Purchase Notice, the “Fixed Purchase Date”). There is no upper limit on the price per share that Seven Knots could be obligated to pay for the ELOC Shares. Prior to the date of this prospectus, we have issued 342,900 shares of our common stock for total gross cash proceeds of $11.2 million pursuant to the ELOC Purchase Agreement.

Under the applicable Nasdaq rules, we were prohibited from issuing to Seven Knots under the ELOC Purchase Agreement more than 19.99% of the shares of the common stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Exchange Cap”), until we obtained stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules. We obtained such stockholder approval at our 2024 annual meeting of stockholders on September 24, 2024.

In all cases, we may not issue or sell any shares of common stock to Seven Knots under the ELOC Purchase Agreement which, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots and its affiliates, would result in Seven Knots beneficially owning more than 4.99% of the outstanding shares of our common stock.

For additional information on the ELOC and the ELOC Purchase Agreement, please see the section titled “The Committed Equity Financing” in this prospectus and our Current Report on Form 8-K filed with the SEC on July 1, 2024.

Subject Notes and Subject Note Shares

On April 4, 2025, the Company issued and sold to two institutional investors the Subject Notes in an aggregate principal amount of $312,500, which are convertible, at the option of the holders, into shares of our common stock at a conversion price equal to $1.10 per share (subject to adjustment as provided in the Subject Notes). The Subject Notes include a conversion limitation prohibiting any holder from converting the Subject Notes to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the outstanding common stock of the Company. Holders of the Subject Notes may increase such beneficial ownership limitation up to a maximum of 9.99% upon at least 61 days’ notice to us. The Subject Notes were issued at an original issue discount of 20% for gross proceeds of $250,000. The Subject Notes have a maturity date of January 4, 2026, unless extended at the holders’ option in accordance with the terms of the Subject Notes, bear interest at 10% per annum on a 360-day and twelve 30-day month basis, and are subject to a mandatory pre-payment requirement.

For additional information on the Subject Notes, please see our Current Report on Form 8-K filed with the SEC on April 10, 2025.

Corporate Information

We were incorporated in Delaware on November 6, 1992. Our principal executive offices are located at 2600 Kelly Road, Suite 100, Warrington, Pennsylvania 18976, and our telephone number is (215) 488-9300. Our website address is www.windtreetx.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein and you should not consider it part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being a Smaller Reporting Company

We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, as long as we are a smaller reporting company with less than $100 million in annual revenue, we are not required to obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

The Offering

Common stock that may be offered by the selling stockholder

The 31,247,383 shares of common stock covered by this prospectus consist of (i) up to 8,053,565 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) up to 440,583 shares of common stock issuable upon exercise of the Subject Warrants, (iii) up to 919,132 Note Shares, and (iv) up to $23.8 million of ELOC Shares that we may elect to sell to Seven Knots from time to time under the ELOC Purchase Agreement based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025 of $1.149 less a 5% discount.

Common stock outstanding prior to this offering	3,652,317

Common stock outstanding immediately after this offering

Up to 34,899,700, assuming (i) up to 8,053,565 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) up to 440,583 shares of common stock issuable upon exercise of the Subject Warrants, (iii) up to 919,132 Note Shares, and (iv) the issuance of up to $23.8 million of ELOC Shares that we may elect to sell to Seven Knots from time to time under the ELOC Purchase Agreement based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025 of $1.149 less a 5% discount.

Plan of Distribution

The selling stockholders may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time in a number of different ways. See the “Plan of Distribution” section of this prospectus.

Use of proceeds

All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the proceeds from any exercise of the Subject Warrants for cash and sales of ELOC Shares for aggregate gross proceeds of up to $23.8 million under the ELOC Purchase Agreement. Any proceeds that we receive from the foregoing issuances will be used for working capital and general corporate purposes.

Risk factors	See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq Capital Market symbol	WINT

Throughout this prospectus, when we refer to the shares of common stock being registered on behalf of the selling stockholders for offer and resale, we are referring to the shares of common stock issued. When we refer to the selling stockholders in this prospectus, we are referring to the selling stockholders identified in this prospectus and, as applicable, their transferees, donees, pledgees, distributes, and other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

The number of shares of our common stock to be outstanding after this offering is based on 3,652,317 shares of common stock outstanding as of April 24, 2025, and excludes, unless otherwise stated:

●	2,479,084 shares of common stock issuable upon conversion of our outstanding shares of Series C Convertible Preferred Stock, par value $0.001 per share;

●

146,861 shares of common stock issuable upon exercise of warrants issued pursuant to the Securities Purchase Agreement, dated July 18, 2024 and dated July 26, 2024, in each case by and among us and the investor party thereto;

●	284,091 shares of common stock issuable upon conversion of the Subject Notes;

●	5,137 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $10,299.27 per share;

●	290 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted-average exercise price of $77,533.16 per share;

●	154 shares of our common stock issuable upon the exercise of outstanding restricted stock units, with a weighted-average grant date fair value of $1,895.03 per share; and

●

17 shares of our common stock reserved for future issuance under our Amended and Restated Windtree Therapeutics 2020 Equity Incentive Plan, or A&R 2020 Plan, plus any future increases in the number of shares of common stock reserved for issuance.

Except as otherwise indicated, the information in this prospectus assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, and those discussed under the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference in this prospectus, and any of our subsequent Quarterly Reports, together with other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us, or that we currently view as immaterial, may also impair our business, operating results, prospects, or financial condition. If the realization of any of the risks or uncertainties actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to This Offering

A sale of a substantial number of shares of common stock by the selling stockholders could cause the price of our common stock to decline.

The shares of common stock covered by this prospectus represent a large number of shares of our common stock, and, following the effectiveness of the registration statement of which this prospectus forms a part, such shares of common stock may be sold by the selling stockholders in the public market without restriction. If the selling stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of the shares of common stock in the public market, the price of our common stock may decline. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You may experience future dilution as a result of future equity offerings and other issuances of our securities.

In order to raise additional capital, we may in the future offer additional shares of common stock or other securities convertible into or exchangeable for our common stock prices that may not be the same as the price per share paid by the selling stockholders. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of common stock or securities convertible into shares of common stock in future transactions may be higher or lower than the price per share paid to the selling stockholders. Our stockholders will incur dilution upon exercise of any outstanding stock options, warrants or other convertible securities or upon the issuance of shares of common stock under our stock incentive programs.

Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

We expect to require additional capital in the future in order to pursue our strategic goals, including in order to develop our product candidates. If we do not obtain any such additional financing, it may be difficult to effectively realize our near- and long-term strategic goals and objectives.

Our current cash resources will not be sufficient to fund our research and development efforts for our product candidates, including our lead product candidate, istaroxime. If we cannot secure this additional funding when such funds are required, we may fail to develop our product candidates or be forced to forego certain strategic opportunities.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Future resales and/or issuances of shares of common stock, including pursuant to this prospectus, or the perception that such sales may occur, may cause the market price of our shares to drop significantly.

We have already sold 342,900 ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement and may elect, at our sole discretion, to sell from time to time an additional $23.8 million of ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount.

Assuming that we issue and sell to Seven Knots such 21,834,103 ELOC Shares, Seven Knots will have acquired a total of 22,177,003 shares of our common stock. Seven Knots may resell all, some or none of such ELOC Shares at any time or from time to time in its discretion and at different prices. Because the shares held by Seven Knots will represent a significant portion of our public float, sales of ELOC Shares to Seven Knots by us could result in substantial dilution to the interests of other holders of shares of our common stock and may result in substantial decreases to the price of our common stock. The actual sales of ELOC Shares or the mere existence of our arrangement with Seven Knots may also make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

We are also registering for resale by certain selling stockholders 919,132 Note Shares, 8,053,565 Conversion Shares, and 440,583 Subject Warrant Shares under this prospectus. In addition, shares of our common stock issuable upon exercise or vesting of incentive awards under our incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, shares of our common stock reserved for future issuance under our incentive plan may become available for sale in the future.

The market price of shares of our common stock could drop significantly if the holders described above sell or are perceived by the market as intending to sell. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our common stock or other securities.

We may use proceeds from sales of our common stock made pursuant to the ELOC Purchase Agreement, the conversion of the Preferred Shares or Subject Notes, and the exercise of the Subject Warrants, in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds we may receive with respect to our ELOC, the Preferred Shares, the Subject Notes, and the Subject Warrants, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

Risks Related to the ELOC

It is not possible to predict the actual number of shares of our common stock, if any, we will sell under the ELOC Purchase Agreement, or the actual gross proceeds resulting from those sales or the dilution to you from those sales. Further, we may not have access to the full amount available under the ELOC Purchase Agreement.

Pursuant to the ELOC Purchase Agreement, Seven Knots shall purchase from us up to $35.0 million of shares of common stock, upon the terms and subject to the conditions and limitations set forth in the ELOC Purchase Agreement (the “Commitment Amount”). We have already sold $11.2 million of ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement and may elect, at our sole discretion, to sell from time to time an additional $23.8 million of ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount. We are hereby registering all of the foregoing ELOC Shares for resale.

The shares of our common stock that may be issued under the ELOC Purchase Agreement may be sold by us to Seven Knots at our discretion from time to time from the Commencement Date (as defined below) until the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the Commencement Date, (ii) the date on which Seven Knots shall have purchased the Commitment Amount, (iii) the date on which our common stock fails to be listed or quoted on Nasdaq or any Eligible Market (as defined in the ELOC Purchase Agreement), (iv) the thirtieth trading day next following the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such thirtieth trading day, and (v) the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors or each, a Termination Event.

Over the 36-month period from and after the Commencement Date, we will generally have the right to control the timing and amount of any sales of our common stock to Seven Knots when all of the conditions to our right to commence sales are satisfied under the ELOC Purchase Agreement. We may direct Seven Knots to purchase a specified number of shares of common stock on any business day on which the closing sale price of the common stock is equal to or greater than $0.50 (the “Put Threshold”). Though our current market price is greater than the Put Threshold, our stock price may drop below the Put Threshold, and in such instance we may not be able to utilize our ELOC for so long as the Put Threshold remains higher than the market price of our common stock. The last reported sale price of our common stock on The Nasdaq Capital Market on April 24, 2025 was $1.17 per share. Sales of our common stock, if any, to Seven Knots under the ELOC Purchase Agreement will also depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Seven Knots all or only a portion of the common stock that may be available for us to sell to Seven Knots pursuant to the ELOC Purchase Agreement. Accordingly, we cannot guarantee that we will be able to sell all of the Commitment Amount or how much in proceeds we may obtain under the ELOC Purchase Agreement. If we cannot sell securities under the ELOC, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

Because the purchase price per share of common stock to be paid by Seven Knots for the ELOC Shares that we may elect to sell to Seven Knots under the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of common stock that we will sell to Seven Knots under the ELOC Purchase Agreement, the purchase price per share that Seven Knots will pay for ELOC Shares purchased from us under the ELOC Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Seven Knots under the ELOC Purchase Agreement.

We are registering $23.8 million of ELOC Shares that we may elect to sell to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount, under this prospectus. As of April 24, 2025, there were 3,652,317 shares of our common stock outstanding. If all of such 21,834,103 ELOC Shares being registered under this prospectus were issued and outstanding as that date, such shares would represent approximately 85.7% of the total number of shares of our common stock outstanding.

Seven Knots is not obligated to buy any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other common stock then beneficially owned by Seven Knots and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act, and Rule 13d-3 promulgated thereunder), would result in Seven Knots beneficially owning common stock in excess of 4.99% of the then-outstanding shares of common stock. Our inability to access a portion or the full amount available under the ELOC Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

Seven Knots will pay less than the then-prevailing market price for our common stock, which could cause the price of our common stock to decline.

The purchase price of our common stock to be sold to Seven Knots under the ELOC Purchase Agreement is derived from the market price of our common stock on The Nasdaq Capital Market. Shares to be sold to Seven Knots pursuant to the ELOC Purchase Agreement will be purchased at a discounted price.

For example, we may effect sales to Seven Knots pursuant to a Fixed Purchase Notice at a purchase price equal to the lesser of 95% of (i) the daily volume weighted average price of the common stock for the five trading days immediately preceding the applicable Fixed Purchase Date and (ii) the lowest trading price of a share of common stock during the full trading day on the trading day immediately following the applicable Fixed Purchase Date.

As a result of this pricing structure, Seven Knots’ selling the shares they receive immediately after receipt of such shares could cause the price of our common stock to decrease.

Investors who buy shares of common stock from Seven Knots at different times will likely pay different prices.

Pursuant to the ELOC Purchase Agreement, we have discretion, to vary the timing, price and number of shares of common stock we sell to Seven Knots. If and when we elect to sell shares of common stock to Seven Knots pursuant to the ELOC Purchase Agreement, after Seven Knots has acquired such shares, Seven Knots may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from Seven Knots in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Seven Knots in this offering as a result of future sales made by us to Seven Knots at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to Seven Knots under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangements with Seven Knots may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange. These forward-looking statements provide our current expectations or forecasts of future events and financial performance and may be identified by the use of forward-looking terminology, including such terms as “anticipates,” “believes,” “contemplates,” “continues” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential” “predicts,” “projects,” “should,” “targets,” or “will” or, in each case, their negative, or other variations or comparable terminology, though the absence of these words does not necessarily mean that a statement is not forward-looking.

We intend that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ materially from any future results expressed or implied by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Examples of such risks and uncertainties, which potentially could have a material adverse effect on our development programs, business and/or operations, include, but are not limited to the following:

●	our estimates regarding future results of operations, financial position, research and development costs, capital requirements, and our needs for additional financing;

●	how long we can continue to fund our operations with our existing cash and cash equivalents;

●	changes in market conditions, general economic conditions, and the banking sector, and potential constraints in accessing capital or credit if and when needed with favorable terms, if at all;

●	the potential impairment of our intangible assets on our condensed consolidated balance sheet, which could lead to material impairment charges in the future;

●	our ability to repay indebtedness;

●

potential delays and uncertainties in our anticipated timelines and milestones and additional costs associated with the impact of the evolving events in Israel and Gaza on our clinical trial operations;

●	the costs, timing, and results, of our preclinical studies and clinical trials, as well as the number of required trials for regulatory approval and the criteria for success in such trials;

●

legal and regulatory developments in the United States, or U.S., and foreign countries, including any actions or advice that may affect the design, initiation, timing, continuation, progress or outcome of clinical trials or result in the need for additional clinical trials;

●	the difficulties and expenses associated with obtaining and maintaining regulatory approval of our product candidates, and the indication and labeling under any such approval;

●	risks related to manufacturing active pharmaceutical ingredients, drug product, and other materials we need;

●	delays, interruptions or failures in the manufacture and supply of our product candidates;

●

the plans of our licensee, Lee’s Pharmaceutical (HK) Ltd., and its affiliate, Zhaoke Pharmaceutical (Hefei) Co. Ltd., and their ability to successfully source materials, execute necessary clinical and regulatory activities in a timely manner, if at all, to support development and commercialization of the licensed product candidates;

●

the performance of third parties, both foreign and domestic, upon which we depend, including contract research organizations, contract manufacturing organizations, contract laboratories, and independent contractors;

●

the size and growth of the potential markets for our product candidates, the regulatory requirements in such markets, the rate and degree of market acceptance of our product candidates, and our ability to serve those markets;

●	the success of competing therapies and products that are or may become available;

●	our ability to limit our exposure under product liability lawsuits;

●	our ability to obtain and maintain intellectual property protection for our product candidates;

●

recently enacted and future legislation, including but not limited to, the Inflation Reduction Act of 2022, regarding the healthcare system in the U.S. or the healthcare systems in foreign jurisdictions;

●	our ability to recruit or retain key scientific, commercial or management personnel or to retain our executive officers;

●

our ability to secure electronically stored work product, including clinical data, analyses, research, communications, and other materials necessary to gain regulatory approval of our product candidates, including those acquired from third parties, and assure the integrity, proper functionality, and security of our internal computer and information systems and prevent or avoid cyber-attacks, malicious intrusion, breakdown, destruction, security incidents, data privacy violations, or other significant disruption;

●	economic uncertainty resulting from inflation and interest rate fluctuations, including concerns involving liquidity, defaults or other non-performance by financial institutions;

●	our expectations regarding the use of proceeds from sales under our equity line of credit, if any;

●

economic uncertainty resulting from geopolitical instability, including the ongoing conflicts between Russia and Ukraine, the People’s Republic of China and the Republic of China (Taiwan), and the Middle East, including any escalation or expansion; and

●	other risks and uncertainties, including those described under the caption “Risk Factors” in this prospectus and under similar headings in the documents incorporated by reference in this prospectus.

Pharmaceutical, biotechnology, and medical technology companies have suffered significant setbacks conducting clinical trials, even after obtaining promising earlier preclinical and clinical data. In addition, data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. After gaining approval of a drug product, pharmaceutical and biotechnology companies face considerable challenges in marketing and distributing their products and may never become profitable.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts, and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section entitled “Risk Factors” in this prospectus and the risk factors set forth in the documents incorporated by reference in this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

You should read this prospectus, the documents incorporated by reference in this prospectus, any free writing prospectus, and the exhibits included in the registration statement of which this prospectus is a part completely and with the understanding that our actual future results, performance, or achievements may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Trademark Notice

AEROSURF®, AFECTAIR®, SURFAXIN®, SURFAXIN LS™, WINDTREE THERAPEUTICS® (logo), WINDTREE THERAPEUTICS™, and WINDTREE™ are registered and common law trademarks of Windtree Therapeutics, Inc. (Warrington, PA).

THE COMMITTED EQUITY FINANCING

Overview

In July 2024, we entered into the ELOC Purchase Agreement with Seven Knots. Sales of our common stock to Seven Knots under the ELOC Purchase Agreement, and the timing of any sales, will be determined by us from time to time in our sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of our common stock and determinations by us regarding the use of proceeds from any sale of such common stock. The net proceeds from any future sales under the ELOC Purchase Agreement will depend on the frequency with, and prices at, which the common stock are sold to Seven Knots. To the extent we sell shares under the ELOC Purchase Agreement, we currently plan to use the net proceeds for working capital and other general corporate purposes. We cannot predict whether the net proceeds invested will yield a favorable return.

In accordance with our obligations under the ELOC Purchase Agreement and the ELOC Registration Rights Agreement, dated as of June 26, 2024, between us and Seven Knots, pursuant to which we agreed to provide Seven Knots with customary registration rights related to the shares issued under the ELOC Purchase Agreement, we have filed a registration statement of which this prospectus forms a part in order to register the resale of up to 21,834,103 shares that we may elect, in our sole discretion, to issue and sell to Seven Knots, from time to time from and after the Commencement Date upon the terms and subject to the conditions and limitations of the ELOC Purchase Agreement, subject to applicable stock exchange rules.

Seven Knots is not obligated to buy any common stock under the ELOC Purchase Agreement if such shares, when aggregated with all other common stock then beneficially owned by Seven Knots and its respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Seven Knots beneficially owning common stock in excess of 4.99% of the then-outstanding shares of common stock (the “Beneficial Ownership Limitation”).

The ELOC Purchase Agreement and ELOC Registration Rights Agreement contain customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

ELOC Purchase Agreement

Pursuant to the ELOC Purchase Agreement, Seven Knots shall purchase from us up to $35.0 million of shares of our common stock, upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement (the “Commitment Amount”). Prior to the date of this prospectus, we have issued 342,900 shares of our common stock for total gross cash proceeds of $11.2 million pursuant to the ELOC Purchase Agreement. We are registering $23.8 million of ELOC Shares that we may elect to sell to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount, under this prospectus. The shares of our common stock that may be issued under the ELOC Purchase Agreement may be sold by us to Seven Knots at our discretion from time to time from the Commencement Date until the earliest to occur of (i) the first day of the month following the 24-month anniversary of the Commencement Date, (ii) the date on which Seven Knots shall have purchased the Commitment Amount, (iii) the date on which our common stock fails to be listed or quoted on The Nasdaq Capital Market or any Eligible Market (as defined in the ELOC Purchase Agreement), (iv) the thirtieth trading day following the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such thirtieth trading day, and (v) the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

Purchases of Shares of our Common Stock Under the ELOC Purchase Agreement

During the term described above, on any business day on which the closing sale price of the common stock is equal to or greater than $0.50, we will have the right, but not the obligation, from time to time at our sole discretion, to direct Seven Knots, by delivery of an irrevocable written notice, or a Fixed Purchase Notice, to purchase a number of shares of our common stock, or the Fixed Purchase, up to the lesser of 10,000 shares of common stock or $50,000, or the Fixed Purchase Maximum Amount, at a purchase price equal to the lesser of 95% of (i) the daily VWAP (as defined below) of the common stock for the five trading days immediately preceding the applicable Fixed Purchase Date and (ii) the lowest trading price of a share of common stock during the full trading day on the trading day immediately following the applicable Fixed Purchase Date, or the Fixed Purchase Price provided, however, that if the resulting Fixed Purchase Price is less than $0.50 (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), then the percentage applied shall be ninety percent (90%) instead of the ninety-five percent (95%) referred to above.

In addition, at any time from and after the Commencement Date, on any business day on which the closing sale price of the common stock is equal to or greater than $0.50 and such business day is also the Fixed Purchase Date for a Fixed Purchase of an amount of shares of common stock not less than the applicable Fixed Purchase Maximum Amount, we may also direct Seven Knots, by delivery of an irrevocable written notice, or a VWAP Purchase Notice, to purchase, on the immediately following business day, or the VWAP Purchase Date, an additional number of shares of common stock in an amount equal to the lesser of (i) 300% of the number of shares of common stock directed by us to be purchased by Seven Knots for the applicable Fixed Purchase and (ii) 30% of the trading volume in our common stock on Nasdaq during the applicable VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable VWAP Purchase Date, or the VWAP Purchase, at a purchase price equal to the lesser of 90% of (i) the closing sale price of the common stock on the applicable VWAP Purchase Date and (ii) the VWAP during the applicable VWAP Purchase Period, or the VWAP Purchase Price.

At any time from and after the Commencement Date, on any business day that is also the VWAP Purchase Date for a VWAP Purchase, we may also direct Seven Knots, by delivery of an irrevocable written notice, or an Additional VWAP Purchase Notice and, together with a Fixed Purchase Notice and a VWAP Purchase Notice, a Purchase Notice, to purchase, on the same business day, or the Additional VWAP Purchase Date and, together with a Fixed Purchase Date and a VWAP Purchase Date, the Purchase Dates, an additional number of shares of common stock in an amount equal to the lesser of (i) 300% of the number of shares of common stock directed by us to be purchased by Seven Knots for the applicable Fixed Purchase and (ii) 30% of the trading volume in our common stock on Nasdaq during the applicable Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable VWAP Purchase Date, or an Additional VWAP Purchase, and together with a Fixed Purchase and a VWAP Purchase, the Purchases, at a purchase price equal to the lesser of 90% of (i) the closing sale price of the common stock on the applicable Additional VWAP Purchase Date and (ii) the VWAP during the Additional VWAP Purchase Period (as defined in the ELOC Purchase Agreement).

For purposes of the ELOC Purchase Agreement, “VWAP” is, for the common stock for a specified period, the dollar volume-weighted average price for the common stock on Nasdaq, for such period, as reported by Bloomberg through its “AQR” function. All such determinations shall be appropriately adjusted for any sales of shares of common stock through block transactions, any reorganization, non-cash dividend, stock split, reverse stock split, stock combination, recapitalization or other similar transaction during such period.

Fees

We previously paid to Seven Knots $25,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by Seven Knots, including the legal fees and disbursements of Seven Knots’ legal counsel, in connection with its due diligence investigation of our company and in connection with the preparation, negotiation and execution of the ELOC Purchase Agreement.

Termination of the ELOC Purchase Agreement

Unless earlier terminated as provided in the ELOC Purchase Agreement, the ELOC Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month following the 24-month anniversary of the Commencement Date;

●	the date on which Seven Knots shall have purchased the Commitment Amount;

●	the date on which our common stock fails to be listed or quoted on Nasdaq or any Eligible Market (as defined in the ELOC Purchase Agreement);

●

the thirtieth trading day following the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such thirtieth trading day; and

●

the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

We generally have the right to terminate the ELOC Purchase Agreement at any time after Commencement Date, at no cost or penalty, upon one trading days’ prior written notice to Seven Knots. We and Seven Knots may also terminate the ELOC Purchase Agreement at any time by mutual written consent. Seven Knots also has the right to terminate the ELOC Purchase Agreement upon 10 trading days’ prior written notice to us, but only upon the occurrence of certain customary events as listed in the ELOC Purchase Agreement. No termination of the ELOC Purchase Agreement by us or by Seven Knots will become effective prior to the first trading day immediately following the date on which any pending Purchase has been fully settled in accordance with the terms and conditions of the ELOC Purchase Agreement, and will not affect any of our respective rights and obligations under the ELOC Purchase Agreement with respect to any pending Purchase, and both we and Seven Knots have agreed to complete our respective obligations with respect to any such pending Purchase under the ELOC Purchase Agreement.

Prohibition of “Dilutive Issuances” During Pending Purchases

Subject to certain exceptions, during any Reference Period (as defined in the ELOC Purchase Agreement) with respect to a Purchase, we are limited in our ability to issue any common stock, or any securities convertible into common stock, at an effective price per share of common stock less than the applicable Purchase Price to be sold to Seven Knots in the applicable Purchase to which such Reference Period relates.

No Short-Selling or Hedging

Seven Knots has agreed that neither it nor any entity managed or controlled by it, will engage in, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the common stock or (ii) hedging transaction, which, with respect to items (i) and (ii), establishes a net short position with respect to the common stock, during the term of the applicable ELOC Purchase Agreement.

Effect of Sales of our Common Stock under the ELOC Purchase Agreement on our Stockholders

The common stock issued under the ELOC Purchase Agreement that is being registered for resale in this offering may be issued and sold by us to the Seven Knots from time to time at our discretion, during the terms described above. The resale by Seven Knots of a significant quantity of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. Additional sales of our common stock, if any, to Seven Knots under the ELOC Purchase Agreement will be determined by us in our sole discretion, subject to the satisfaction of certain conditions in the ELOC Purchase Agreement, and will depend upon market conditions and other factors. We may ultimately decide to sell to Seven Knots all, some or none of the common stock that may be available for us to sell to Seven Knots pursuant to the ELOC Purchase Agreement. If we elect to sell common stock to Seven Knots pursuant to the ELOC Purchase Agreement, after Seven Knots has acquired such shares, Seven Knots may resell all, some or none of such common stock at any time or from time to time in its discretion and at different prices. As a result, investors who purchase common stock from Seven Knots in this offering at different times will likely pay different prices for those shares of common stock, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. See “Risk Factors—Risks Related to the ELOC—Investors who buy shares of common stock from Seven Knots at different times will likely pay different prices.”

Investors may experience a decline in the value of the common stock they purchase from Seven Knots in this offering as a result of future sales made by us to Seven Knots at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares of common stock to Seven Knots under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of common stock or the mere existence of our arrangement with Seven Knots may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by Seven Knots for the common stock that we may elect to sell to Seven Knots under the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, as of the date of this prospectus, it is not possible for us to predict the number of shares of common stock that we will sell to Seven Knots under the ELOC Purchase Agreement, the actual purchase price per share to be paid by Seven Knots for those shares of common stock, or the actual gross proceeds to be raised by us from those sales, if any.

We have already sold 342,900 ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement and may elect, at our sole discretion, to sell from time to time an additional $23.8 million of ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount. As of April 24, 2025, there were 3,652,317 shares of common stock outstanding. If all of the 21,834,103 ELOC Shares being registered under this prospectus were issued and outstanding as of April 17, 2025, such shares would represent approximately 85.7% of total number of shares of our common stock outstanding. The actual number of shares of our common stock issuable will vary depending on the then current market price of shares of our common stock sold to Seven Knots in this offering.

The number of shares of common stock ultimately offered for sale by Seven Knots for resale under this prospectus is dependent upon the number of shares of common stock, if any, we ultimately sell to Seven Knots under the ELOC Purchase Agreement. Further, if and when we elect to sell shares of common stock to Seven Knots pursuant to the ELOC Purchase Agreement, after Seven Knots has acquired such shares, Seven Knots may resell all, some or none of such shares of common stock at any time or from time to time in its discretion and at different prices.

The issuance of our shares of common stock to Seven Knots pursuant to the ELOC Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares of common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

The following table sets forth the number of ELOC Shares that we have issued and may issue from time to time to Seven Knots under the ELOC Purchase Agreement registered hereunder at varying purchase prices:

Assumed Purchase Price Per Share for Future Sales of ELOC Shares(1)		Total Number of ELOC Shares Issued and Issuable Without Giving Effect to the Beneficial Ownership Limitation	Percentage of Outstanding Common Stock After Giving Effect to the Issuance of ELOC Shares(2)	Proceeds from Future Sales of ELOC Shares(2)
$1.00		21,834,103	85.7%	$21,834,103
$1.091	(3)	21,834,103	85.7%	$23,822,644
$2.00		11,911,322	76.5%	$23,822,644
$3.00		7,940,881	68.5%	$23,822,644
$4.00		5,955,661	62.0%	$23,822,644
$5.00		4,764,529	56.6%	$23,822,644

(1)	The purchase prices assume a 5.0% discount to the market price of our shares, in accordance with the terms of the ELOC Purchase Agreement.

(2)

The denominator is based on 3,652,317 shares of our common stock outstanding on a fully diluted basis as of April 24, 2025, adjusted to include the number of ELOC Shares set forth in the adjacent column, which we would have issued to Seven Knots based on the applicable assumed purchase price per share.

(3)	Represents the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount.

USE OF PROCEEDS

All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from the sale or other disposition by the selling stockholders of the shares of common stock. However, we may receive (i) up to approximately $0.2 million from the exercise of the Subject Warrants for cash and (ii) up to $23.8 million from sales of ELOC Shares to Seven Knots. We intend to use the foregoing proceeds, if any, for working capital and general corporate purposes.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock being registered hereby.

We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future and we intend to retain all of our earnings, if any, to finance our growth and operations and to fund the expansion of our business. However, holders of our Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), are entitled to receive dividends payable quarterly in arrears, at a rate of 10.0% per annum of the stated value of $1,000 per share. Dividends began accruing on, and are cumulative from, July 19, 2024, and are payable in the form of common stock based on a per share price equal to $1.10 as of April 24, 2025, subject to adjustment as provided in the Certificate of Designations. Dividends are also payable upon any redemption in accordance with the Certificate of Designations or upon any required payment upon any Bankruptcy Triggering Event (as defined in the Certificate of Designations). From and after the occurrence and during the continuance of any Triggering Event (as defined in the Certificate of Designations), the dividend rate automatically increases to 18.0% per annum.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale from time to time by the selling stockholder of (i) an aggregate of 8,053,565 Conversion Shares, (ii) an aggregate of 440,583 Subject Warrant Shares, (iii) an aggregate of 919,132 Note Shares, and (iv) an aggregate of 21,834,103 ELOC Shares. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The term “selling stockholders” includes the stockholders listed below and their transferees, pledges, donees or other successors-in-interest who may acquire shares from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

For additional information regarding the issuance of common stock covered by this prospectus, see the sections entitled “The Committed Equity Financing” and “Prospectus Summary—Background of Related Transactions” above. Except as described above in the sections of this prospectus entitled “The Committed Equity Financing” and “Prospectus Summary—Background of Related Transactions” and as described below in “—Material Relationship Between the Selling Stockholders and Windtree,” the selling stockholders has not had any material relationship with us within the past three years.

The table below presents information regarding the selling stockholders and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of April 24, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholders may offer under this prospectus. The selling stockholders may sell some, all or none of its shares in this offering. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder have voting and investment power. The percentage of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based on an aggregate of 3,652,317 shares of our common stock outstanding on April 24, 2025. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Through the date of this prospectus, we have sold 342,900 ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement and may elect, at our sole discretion, to sell from time to time an additional $23.8 million of ELOC Shares to Seven Knots pursuant to the ELOC Purchase Agreement, which may result in the issuance of up to 21,834,103 ELOC Shares based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5.0% discount. Because the purchase price of the common stock issuable under the ELOC Purchase Agreement is determined on each Fixed Purchase Date, with respect to a Fixed Purchase, on the applicable VWAP Purchase Date, with respect to a VWAP Purchase, and on the applicable Additional VWAP Purchase Date, with respect to an Additional VWAP Purchase, the aggregate number of shares that may actually be sold by us to Seven Knots under the ELOC Purchase Agreement may be fewer than the number of shares being offered by this prospectus.

In accordance with the terms of a registration rights agreement with the holders of the Preferred Shares and the Subject Warrants, this prospectus generally includes the resale of 300% of the sum of (i) the maximum number of shares of common stock issuable pursuant to the Series C Certificate of Designations, including payment of dividends on the Preferred Shares through the maturity date of January 19, 2026, and (ii) the maximum number of shares of common stock issuable upon exercise of the Subject Warrants, in each case, determined as if the outstanding Preferred Shares (including payment of 10% dividends on the Preferred Shares through the maturity date of January 19, 2026) and the Subject Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at a conversion price or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Preferred Shares and the exercise price of the Subject Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the Preferred Shares and the Subject Warrants, a selling stockholder may not convert the Preferred Shares or exercise the Subject Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of our outstanding shares. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

In accordance with the terms of the Subject Notes, we are registering 300% of the maximum aggregate number of shares of common stock issuable upon conversion in full of the Subject Notes, including accrued interest through the maturity date of each Subject Note.

We may amend or supplement this prospectus from time to time in the future to update or change the selling stockholder list and the securities that may be resold.

Please see the section titled “Plan of Distribution” for further information regarding the selling stockholders’ method of distributing these securities.

				Maximum
	Number of Shares of			Number of	Number of Shares of
	Common Stock			Shares of	Common Stock
Name of Selling Stockholder	Owned Prior to Offering			Common Stock	Owned After Offering(23)
	Number(20)	Percent(21)		to be Sold(22)	Number	Percent(21)
Keystone Capital Partners, LLC(1)	191,823	4.99%		3,684,280	—	—%
Armistice Capital, LLC(2)	22,232	*	%	65,427	423	*	%
Sabby Volatility Warrant Master Fund, Ltd.(3)	22,188	*	%	65,427	379	*	%
Paul Mann(4)	191,823	4.99%		3,801,547	—	—%
Seven Knots, LLC(5)	191,823	4.99%		22,736,340	—	—%
Five Narrow Lane LP(6)	14,689	*	%	43,497	190	*	%
Bigger Capital Fund, LP(7)	11,022	*	%	32,715	117	*	%
District 2 Capital Fund LP(7)	11,022	*	%	32,715	117	*	%
Robert Welner(8)	18,296	*	%	54,887	—	—%
Mastiff Group, LLC(9)	14,148	*	%	42,445	—	—%
First Fire Global Opportunities Fund LLC(10)	33,514	*	%	100,542	—	—%
Kingsbrook Opportunities Master Fund LP(11)	415	*	%	1,184	20	*	%
Boothbay Absolute Return Strategies, LP(12)	261	*	%	552	77	*	%
Jim Fallon(13)	157,399	4.13%		472,197	—	—%
Boothbay Diversified Alpha Master Fund LP(14)	118	*	%	236	39	*	%
Craig Fraser(15)	19,060	*	%	56,996	61	*	%
Steven Simonson(16)	13,037	*	%	39,047	21	*	%
Ladenburg Thalmann & Co. Inc.(17)	4,148	*	%	12,444	—	—%
Kingswood Capital Partners, LLC(18)	489	*	%	1,467	—	—%
Lewis Silberman(19)	1,146	*	%	3,438	—	—%

*	Less than 1%

(1)

Column four of this table consists of (i) 3,224,714 shares of common stock underlying the Preferred Shares, and (ii) 459,566 shares of common stock issuable upon the conversion of the Subject Notes that this selling stockholder would beneficially own without regard to the Maximum percentage. Keystone Capital Partners, LLC is managed by RANZ Group LLC. Fredric Zaino, the Managing Member of RANZ Group LLC, may be deemed to have investment discretion and voting power over the shares held by Keystone Capital Partners, LLC. RANZ Group LLC and Mr. Zaino each disclaim any beneficial ownership of these shares. The address of this selling stockholder is 139 Fulton Street, Suite 412, New York, NY 10038.

(2)

Column four of this table consists of 65,427 shares of common stock issuable upon exercise of the Subject Warrants. Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, or the Master Fund, also holds (i) 44 shares of common stock issuable upon exercise of the warrants exercisable as of July 24, 2023, or the January 2023 Warrants, and (ii) 379 shares of common stock issuable upon the exercise of the warrants exercisable April 24, 2023, or the April 2023 Warrants. The securities are directly held by the Master Fund and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling stockholder from exercising that portion of the warrants that would result in the selling stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)

Column four of this table consists of 65,427 shares of common stock issuable upon exercise of the Subject Warrants. The selling stockholder also holds 379 shares of common stock issuable upon the exercise of the warrants exercisable April 24, 2023, or the April 2023 Warrants. The securities are directly held by Sabby Volatility Warrant Master Fund, Ltd., a Cayman Islands exempted company. Sabby Management, LLC serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC and has voting and investment control of the securities held by Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities beneficially owned by Sabby Volatility Warrant Master Fund, Ltd., except to the extent of their respective pecuniary interest therein. The address of this selling stockholder is c/o Captiva (Cayman) Ltd, Governors Square, Bldg 4, 2nd Floor, 23 Lime Tree Bay Avenue, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

(4)

Column four of this table consists of (i) 3,726,994 shares of common stock underlying the Preferred Shares and (ii) the 74,553 shares of common stock issuable upon exercise of the Subject Warrants that this selling stockholder would beneficially own without regard to the Maximum percentage. The address of this selling stockholder is Paul Mann, c/o ASP Isotopes, Inc., 601 Pennsylvania Avenue NW, Suite 900, Washington, DC 20004.

(5)

Column four of this table consists of (i) 442,671 shares of common stock underlying the Preferred Shares, (ii) 459,566 shares of common stock issuable upon the conversion of the Subject Notes, and (iii) 21,834,103 ELOC Shares that this selling stockholder would beneficially own without regard to the Maximum percentage. Marissa Welner, the Manager of Seven Knots, LLC, holds voting and dispositive power over the shares of common stock held by this selling stockholder. Ms. Welner disclaims any beneficial ownership of these shares. The business address of Seven Knots, LLC is 415 N Benton Avenue, Helena, MT 59601.

(6)

Column four of this table consists of (i) 10,782 shares of common stock underlying the Preferred Shares, and (ii) the 32,715 shares of common stock issuable upon exercise of the Subject Warrants. This selling stockholder also holds 190 shares of common stock issuable upon exercise of the April 2023 Warrants. Arie Rabinowitz and Joe Hammer have voting and investment control over the securities held by Five Narrow Lane LP. The address of this selling stockholder is 510 Madison Avenue, Suite 1400, New York, NY 10022.

(7)

With respect to Bigger Capital Fund, LP, or Bigger Capital, column four of this table consists of the 32,715 shares of common stock issuable upon exercise of the Subject Warrants. This selling stockholder also holders (i) 22 shares of common stock issuable upon exercise of the January 2023 Warrants, and (ii) 95 shares of common stock issuable upon exercise of the April 2023 Warrants.

With respect to District 2 Capital Fund LP, or District 2 CF, column four of this table consists of 32,715 shares of common stock issuable upon exercise of the Subject Warrants. This selling stockholder also holds (i) 22 shares of common stock issuable upon exercise of the January 2023 Warrants, and (ii) 95 shares of common stock issuable upon exercise of the April 2023 Warrants.

Bigger Capital Fund GP, LLC, or Bigger GP, is a general partner of Bigger Capital and District 2 Capital LLC, or District 2, is the investment manager of District 2 CF. Michael Bigger is the managing member of Bigger GP and District 2 and District 2 Holdings LLC, or District 2 Holdings, which is the managing member of District 2 GP LLC, or District 2 GP, the general partner of District 2 CF. Therefore, Mr. Bigger, District 2, District 2 Holdings and District 2 CF may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by District 2 CF and Mr. Bigger and Bigger GP may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by Bigger Capital and District 2 CF. The address of Bigger Capital is 11700 W Charleston Blvd 170-659 Las Vegas, NV 89135 and the address of District 2 CF is 14 Wall Street, 2nd Floor, Huntington, NY 11743.

(8)

Column four of this table consists of (i) 17,318 shares of common stock underlying the Preferred Shares, and (ii) the 37,569 shares of common stock issuable upon exercise of the Subject Warrants. The address of this selling stockholder is 7 Rose Avenue, Great Neck, NY 11021.

(9)

Column four of this table consists of (i) 8,056 shares of common stock underlying the Preferred Shares, and (ii) the 34,389 shares of common stock issuable upon exercise of the Subject Warrants. Daniel Wainstein, the Managing Partner of this selling stockholder, holds sole voting and dispositive power over the shares of common stock held by this selling stockholder. Mr. Wainstein disclaims any beneficial ownership of these shares. The address of this selling stockholder is 445 E 80th Street, New York, NY 10075.

(10)

Column four of this table consists of (i) 63,717 shares of common stock underlying the Preferred Shares, and (ii) the 36,825 shares of common stock issuable upon exercise of the Subject Warrants. Eli Fireman, the Managing Member of this selling stockholder, holds voting and dispositive power over the shares of common stock held by this selling stockholder. Mr. Fireman disclaims any beneficial ownership of these shares. The address of this selling stockholder is 1040 1st Ave, Suite 190, New York, NY 10022.

(11)

Column four of this table consists of 1,184 shares of common stock underlying the Preferred Shares. This selling stockholder also holds 20 shares of common stock issuable upon exercise of the April 2023 Warrants. Kingsbrook Partners LP, or Kingsbrook Partners, is the investment manager of Kingsbrook Opportunities Master Fund LP, or Kingsbrook Opportunities, and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC, or Opportunities GP, is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC, or GP LLC, is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities. The address of this selling stockholder is 689 Fifth Avenue, 12th Floor, New York, NY 10022.

(12)

Column four of this table consists of 552 shares of common stock underlying the Preferred Shares. This selling stockholder also holds (i) 2 shares of common stock issuable upon exercise of the January 2023 Warrants, and (ii) 75 shares of common stock issuable upon exercise of the April 2023 Warrants. Boothbay Absolute Return Strategies, LP, a Delaware limited partnership, or BBARS, is managed by Boothbay Fund Management, LLC, a Delaware limited liability company, or Boothbay. Boothbay, in its capacity as the investment manager of BBARS. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of the securities, except to the extent of any pecuniary interest therein. The address of this selling stockholder is 689 Fifth Avenue, 12th Floor, New York, NY, 10022.

(13)

Column four of this table consists of (i) 462,933 shares of common stock underlying the Preferred Shares, and (ii) the 9,264 shares of common stock issuable upon exercise of the Subject Warrants. The address for this selling stockholder is 137 West 83rd St, Apt 5W, New York, NY 10024.

(14)

Column four of this table consists of 236 shares of common stock underlying the Preferred Shares. This selling stockholder also holds (i) 1 share of common stock issuable upon exercise of the January 2023 Warrants, and (ii) 38 shares of common stock issuable upon exercise of the April 2023 Warrants. Boothbay Diversified Alpha Master Fund LP, a Cayman Islands limited partnership, or BBDAMF, is managed by Boothbay. Boothbay, in its capacity as the investment manager of BBDAMF, has the power to vote and the power to direct the disposition of all securities held by BBDAMF. Ari Glass is the Managing Member of Boothbay. Each of BBDAMF, Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The address of this selling stockholder is 689 Fifth Avenue, 12th Floor, New York, NY, 10022.

(15)

Column four of this table consists of  (i) 56,015 shares of common stock underlying the Preferred Shares, and (ii) the 981 shares of common stock issuable upon exercise of the Subject Warrants. This selling stockholder also holds (i) 13 shares of common stock, and (ii) options to purchase 48 shares of common stock exercisable within 60 days of April 24, 2025.

(16)

Column four of this table consists of (i) 38,393 shares of common stock underlying the Preferred Shares, and (ii) the 654 shares of common stock issuable upon exercise of the Subject Warrants. This selling stockholder also holds (i) 1 share of common stock, and (ii) options to purchase 20 shares of common stock exercisable within 60 days of April 24, 2025.

(17)

Column four of this table consists of the 12,444 shares of common stock issuable upon exercise of the Subject Warrants. The Subject Warrants were issued to this selling stockholder as compensation for certain placement agent fees and expenses. This selling stockholder is, or is an affiliate of, a registered broker-dealer. The selling stockholder has represented to us that the shares held by it were issued in the ordinary course of business and that at the time of issuance, it did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. To the extent that we become aware that such persons or entities did not acquire their shares in the ordinary course of business, or did have such an agreement or understanding, we will file a supplement to the prospectus to designate such affiliate as an “underwriter” within the meaning of the Securities Act. The address for this selling stockholder is 640 Fifth Avenue, 4th floor, New York, New York 10019.

(18)

The shares of common stock to be offered pursuant to this prospectus includes 1,467 shares of common stock issuable upon exercise of the Warrants, which were issued to this selling stockholder as compensation for advisory services. This selling stockholder is, or is an affiliate of, a registered broker-dealer. The selling stockholder has represented to us that the shares held by it were issued in the ordinary course of business and that at the time of issuance, it did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. To the extent that we become aware that such persons or entities did not acquire their shares in the ordinary course of business, or did have such an agreement or understanding, we will file a supplement to the prospectus to designate such affiliate as an “underwriter” within the meaning of the Securities Act. The address for this selling stockholder is 126 E 56 St, New York, NY 10022.

(19)

The shares of common stock to be offered pursuant to this prospectus includes 3,438 shares of common stock issuable upon exercise of the Warrants, which were issued to this selling stockholder as compensation for advisory services. This selling stockholder is, or is an affiliate of, a registered broker-dealer. The selling stockholder has represented to us that the shares held by it were issued in the ordinary course of business and that at the time of issuance, it did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. To the extent that we become aware that such persons or entities did not acquire their shares in the ordinary course of business, or did have such an agreement or understanding, we will file a supplement to the prospectus to designate such affiliate as an “underwriter” within the meaning of the Securities Act. The address for this selling stockholder is c/o Kingswood Capital Partners LLC, 126 E 56 St, New York, NY 10022.

(20)

Lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, Preferred Shares and Subject Warrants, Note Shares, and ELOC Shares as of April 17, 2025, assuming conversion of the Preferred Shares and exercise of the Subject Warrants, the conversion of the Note Shares, and the sale of $23.8 million of ELOC Shares held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.

(21)	Applicable percentage ownership is based on 3,652,317 shares of our common stock outstanding as of April 24, 2025, and based on 34,899,700 shares of our common stock outstanding after the offering.

(22)

For the purposes of the calculations of our common stock to be sold pursuant to the prospectus we are assuming (i) the issuance of 300% of the shares of our common stock underlying the Preferred Shares, including payment of 10% dividends on the Preferred Shares through the applicable maturity date, converted in full at the Conversion Price of $1.10 per share without regard to any limitations set forth therein, (ii) the issuance of 300% of the shares of our common stock underlying the Subject Warrants, exercised in full at an exercise price of $1.10 without regard to any limitations set forth therein, (iii) the issuance of 300% of the shares of our common stock underlying the Subject Notes, including payment of 10% interest on the Subject Notes through the applicable maturity date, converted in full at the Conversion Price of $1.10 per share without regard to any limitations set forth therein; and (iv) $23.8 million of ELOC sales based on the average of the high and low reported prices of our common stock as reported on The Nasdaq Capital Market on April 17, 2025, of $1.149 less a 5% discount.

(23)

Represents the amount of shares that will be held by the applicable selling stockholder after completion of this offering based on the assumptions that (a) all common stock underlying the Preferred Shares, the Subject Warrants, the Note Shares, and the ELOC Shares registered for sale by the registration statement of which this prospectus is part of will be sold, and (b) no other shares of common stock are acquired or sold by such selling stockholder prior to completion of this offering. However, such selling shareholder is not obligated to sell all or any portion of the shares of our common stock offered pursuant to this prospectus.

Material Relationship Between the Selling Stockholders and Windtree

Seven Knots

On June 26, 2024, we entered into the ELOC Purchase Agreement with Seven Knots, as an equity line investor, whereby we have the right, but not the obligation, to sell to Seven Knots, and Seven Knots is obligated to purchase from us up to $23.8 million of newly issued shares of common stock. We will control the timing and amount of any sales of common stock to Seven Knots. Actual sales of shares of our common stock to Seven Knots under the ELOC Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding and our operations. Seven Knots also purchased a Subject Note in an initial principal amount of $156,250. We are also registering the shares of common stock issuable upon conversion of the Subject Note held by Seven Knots.

Craig Fraser

Mr. Fraser served as our President and Chief Executive Officer and a member of our board of directors since February 2016. He served as our Chairman from June 2023 to December 2024. Mr. Fraser resigned from the board of directors on April 17, 2025.

Steven Simonson, M.D.

Dr. Simonson has served as our Senior Vice President and Chief Medical Officer since April 2017.

Ladenburg Thalmann & Co. Inc.

In January 2023, we engaged Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as our exclusive placement agent in connection with warrant exercise inducement offer letters with certain holders of (i) our warrants issued in December 2019, (ii) our warrants issued in May 2020 and (iii) our warrants issued in March 2021. We agreed to pay Ladenburg a fee equal to 8% of its gross proceeds from the exercise of such warrants. We also agreed to pay Ladenburg a management fee equal to 1% of the gross proceeds from the exercise of such warrants.

In February 2023, we engaged Ladenburg as our exclusive placement agent in connection with warrant exercise inducement offer letters with certain holders of (i) our warrants issued in July 2018, (ii) our warrants issued in December 2018, (iii) our warrants issued in December 2019 and (iv) our warrants issued in May 2020. We agreed to pay Ladenburg a fee equal to 8% of its gross proceeds from the exercise of such warrants. We also agreed to pay Ladenburg a management fee equal to 1% of the gross proceeds from the exercise of such warrants.

In April 2023, we entered into an underwriting agreement with Ladenburg as the sole underwriter, relating to the issuance and sale in a public offering of 204,779 shares of our common stock, and accompanying warrants exercisable for an aggregate of 204,779 shares of common stock. The public offering closed on April 24, 2023, which included Ladenburg’s exercise in full of its option to purchase an additional 30,717 shares of common stock and warrants to purchase up to an additional 30,717 shares of common stock.

On November 9, 2023, we entered into an At The Market Program (the “2023 ATM Program”) with Ladenburg, as agent. We are not obligated to make any sales under the 2023 ATM Program. When we issue sale notices to Ladenburg, we designate the maximum amount of shares to be sold by Ladenburg daily and the minimum price per share at which shares may be sold. Ladenburg may sell shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or in privately negotiated transactions.

DESCRIPTION OF SECURITIES

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, which has been publicly filed with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Capital Stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. The affirmative vote of the voting power of the outstanding shares of capital stock entitled to vote, voting as a single class, will be required to amend certain provisions of our Amended and Restated Certificate of Incorporation (as amended, the “Charter”), including the provisions relating to amending our By-Laws, procedures for our stockholder meetings, director liability, and exclusive forum for proceedings.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. In the event of a liquidation, dissolution or winding up of us, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Number of Holders

There are approximately 26 holders of our common stock as of April 15, 2025.

Reverse Stock Splits

On April 28, 2020, we filed an amendment to our Charter in order to effect a 1-for-3 reverse stock split of our common stock effective for trading purposes on May 29, 2020. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 22, 2023, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 24, 2023. The number of authorized stock remained unchanged at 120,000,000 shares.

On April 19, 2024, we filed an amendment to our Charter in order to effect a 1-for-18 reverse stock split of our common stock effective for trading purposes on April 22, 2024. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 14, 2025, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 21, 2025. The number of authorized stock remained unchanged at 120,000,000 shares.

Preferred Stock

Our board of directors currently has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of us. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us or other corporate action.

Of the 5,000,000 authorized shares of preferred stock, 40,000 shares are designated as Series A Preferred Stock, 5,500 shares are designated as Series B Convertible Preferred Stock and 18,820 shares are designated as Series C Preferred Stock. As of April 24, 2025, there are no shares of Series A Preferred Stock outstanding, no shares of Series B Convertible Preferred Stock outstanding, and 2,727 shares of Series C Preferred Stock outstanding. We have no present plans to issue any additional shares of preferred stock.

Anti-Takeover Provisions

Certificate of Incorporation and By-Laws

Among other things, our Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Amended and Restated By-Laws (as amended, the “By-Laws”):

●	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

●	provide that the authorized number of directors may be changed only by resolution of our board of directors;

●

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed for cause or without cause, which removal may be effected, by the affirmative vote of a majority of the votes of the issued and outstanding shares of stock entitled to vote for the election of the stockholders called and held for that purpose, or by a majority vote of the board of directors at a meeting called for such purpose, and the vacancy in the board of directors caused by any such removal may be filled by such stockholders or directors, as the case may be, at such meeting, and if the stockholders shall fail to fill such vacancy, such vacancy shall be filled in the manner as provided by the By-Laws;

●

provide that all vacancies, including newly created directorships, may be filled by the decision of majority of the directors then in office, including those who have so resigned, and shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section for the filling of other vacancies;

●

provides that stockholders may act via a consent of stockholders in lieu of a meeting without prior notice and without a vote, if a consent or consents in writing, set forth the action so taken, and is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded;

●

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	provide that special meetings of our stockholders may be called only by the board of directors, the Chairman of the board of directors, or the Chief Executive Officer; and

●

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require the affirmative vote of the majority of voting power of the outstanding shares of capital stock entitled to vote.

The combination of these provisions makes it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware statutory or common law: (1) any derivative claim or action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty by any of our directors or officers; (3) any claim or cause of action asserting a claim against us arising out of, or pursuant to, the DGCL, our Certificate of Incorporation or our By-Laws; or (4) any action asserting a claim against the Company governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

Our Certificate of Incorporation and our By-Laws limit our directors’ liability and may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper benefit.

The DGCL and our By-Laws provide that we will, in certain situations, indemnify our directors and officers, to the fullest extent permitted by law.

We have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our Certificate of Incorporation, our By-Laws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened material litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

Listing

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “WINT”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock to permit the resale of the shares of common stock by the holders of certain of our securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the proceeds from any exercise of the Subject Warrants for cash and sales of ELOC Shares for aggregate gross proceeds of up to $23.8 million under the ELOC Purchase Agreement. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell the shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling the shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell the shares of common stock short and deliver the shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge the shares of common stock to broker-dealers that in turn may sell such shares.

Seven Knots has represented to us that at no time prior to the date of the ELOC Purchase Agreement has Seven Knots or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Seven Knots has agreed that during the term of the ELOC Purchase Agreement, neither Seven Knots, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

In order to comply with the securities laws of certain states, if applicable, the ELOC Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Seven Knots is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The selling stockholders may pledge or grant a security interest in some or all of the Preferred Shares, Subject Warrants, Subject Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $0.1 million in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or other relevant agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements or other relevant agreements, or we may be entitled to contribution. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

As consideration for its irrevocable commitment to purchase our common stock under the ELOC Purchase Agreement, we issued to Seven Knots a convertible promissory note with a $350,000 principal amount in accordance with the Purchase Agreement, which has since been fully exercised. We also previously paid to Seven Knots $25,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by Seven Knots, including the legal fees and disbursements of Seven Knots’ legal counsel, in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the ELOC Purchase Agreement. See “The Committed Equity Financing” for more information.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Thompson Hine LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Windtree Therapeutics, Inc. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in mezzanine equity and stockholders’ equity, and cash flows for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, which report includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus forms part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement, or the documents incorporated by reference herein and therein. For further information with respect to us and the securities that we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information contained in this prospectus, the documents incorporated by reference herein, and the exhibits to the registration statement. We have not authorized anyone else to provide you with different information. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Windtree. The address of the SEC website is www.sec.gov.

We also maintain a website at https://ir.windtreetx.com/filings/sec-filings, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 15, 2025;

●

our Current Reports on Form 8-K (and amendments thereto), filed with the SEC on January 8, 2025, January 13, 2025, January 27, 2025, February 3, 2025, February 14, 2025, February 18, 2025, March 24, 2025, April 10, 2025, and April 18, 2025; and

●

the description of our common stock contained in Exhibit 4.30 our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025, including any amendments or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus until the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements on Schedule 14A.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Windtree Therapeutics, Inc., 2600 Kelly Road, Suite 100, Warrington, Pennsylvania 18976, Attn: Corporate Secretary.

You also may access these filings on our website at https://ir.windtreetx.com/filings/sec-filings. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus). You may also access these filings at the SEC’s website at http://www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Up to 31,247,383 Shares of Common Stock

PROSPECTUS

Neither we nor the selling stockholders authorized any dealer, salesperson, or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.

April 25, 2025